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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------

                          OMNIQUIP INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           TELESCOPE ACQUISITION INC.
                                  TEXTRON INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS(1))
                         (TITLE OF CLASS OF SECURITIES)
                           -------------------------
                                   681969101

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           -------------------------
                             WAYNE W. JUCHATZ, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                  TEXTRON INC.
                             40 WESTMINSTER STREET
                              PROVIDENCE, RI 02903
                           TELEPHONE: (401) 457-7800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:

                            RICHARD A. GARVEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
                           -------------------------
                           CALCULATION OF FILING FEE

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

     Transaction Valuation(2)  $322,787,325.00                          Amount of Filing Fee(3)  $64,557.47
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

(1) Includes associated rights to purchase one one-hundreth of a share of the Subject Company's Series A Preferred Stock (the "Rights"). Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the Certificate representing common stock, par value $0.01 per share (the "Common Stock") and will be transferred only with such shares of Common Stock.

(2) Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $21.00 cash per share, 14,277,500 shares of Common
    Stock outstanding and 1,093,325 outstanding options as of August 20, 1999.

(3) 1/50 of 1% of Transaction Valuation.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:                             Filing Party:
Form or Registration No.:                           Date Filed:

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     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to the offer by Telescope Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Textron Inc., a Delaware corporation ("Parent"), to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of OmniQuip International, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated August 21, 1998, as amended, between the Company and First Chicago Trust Company of New York, as Rights Agent, at a purchase price of $21.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 27, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is OmniQuip International, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company and the associated preferred stock purchase rights. The information set forth in the Introduction ("Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("The Merger Agreement, Stock Purchase Agreements and Discussions Regarding Employment") of the Offer to Purchase is incorporated herein by reference.

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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement, Stock Purchase Agreements and Discussions Regarding Employment"),
Section 12 ("Purpose of the Offer; The Merger; Plans for the Company; Rights Agreement") and Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     Except as contemplated by the Merger Agreement and the Stock Purchase Agreements (as such terms are defined in the Offer to Purchase), neither Parent nor Purchaser has any plans or proposals which relate to or would result in (x) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, or (y) changes to the Company's charter, by-laws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Purchaser and Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement, Stock Purchase Agreements and Discussions Regarding Employment") and Section 12 ("Purpose of the Offer; The Merger; Plans for the Company; Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

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ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement, Stock Purchase Agreements and Discussions Regarding Employment") is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated August 27, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement as published on August 27, 1999.

     (a)(8) Press Release issued by Parent and the Company on August 23, 1999.

     (b) 5-Year Credit Agreement dated as of April 1, 1998, among Textron Inc., the Banks listed therein and Morgan Guaranty Trust Company of New York as Administrative Agent.((1))

     (c)(1) Agreement and Plan of Merger, dated as of August 21, 1999, by and among Textron Inc., Telescope Acquisition Inc. and OmniQuip International, Inc.

     (c)(2) Stock Purchase Agreement, dated as of August 20, 1999, between Telescope Acquisition Inc. and P. Enoch Stiff.

     (c)(3) Stock Purchase Agreement, dated as of August 20, 1999, among Telescope Acquisition Inc., Curtis Laetz and Linda Laetz.

     (d)    Not applicable.

     (e)    Not applicable.

     (f)    Not applicable.

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(1) Incorporated by reference to Exhibit 10.2 to Textron Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 1998.

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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

                                          TEXTRON INC.

                                          By: /s/ WAYNE W. JUCHATZ, ESQ.

                                             -----------------------------------
                                             Name: Wayne W. Juchatz, Esq.
                                             Title: Executive Vice President and
                                                    General Counsel

                                          TELESCOPE ACQUISITION INC.

                                          By: /s/   BHIKHAJI MANECKJI

                                             -----------------------------------
                                             Name: Bhikhaji Maneckji
                                             Title: Vice President

Date: August 27, 1999

                                        5
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                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
  NO.                            DESCRIPTION                              NO.
-------                          -----------                            --------
(a)(1)   Offer to Purchase dated August 27, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter from the Dealer Manager to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published on August 27, 1999.
(a)(8)   Press Release issued by Parent on August 23, 1999.
(b)      5-Year Credit Agreement dated as of April 1, 1998, among
         Textron Inc., the Banks listed therein and Morgan Guaranty
         Trust Company of New York as Administrative Agent.(2)
(c)(1)   Agreement and Plan of Merger, dated as of August 21, 1999, by and among Textron Inc., Telescope Acquisition Inc. and
         OmniQuip International, Inc.
(c)(2)   Stock Purchase Agreement, dated as of August 20, 1999,
         between Telescope Acquisition Inc. and P. Enoch Stiff.
(c)(3)   Stock Purchase Agreement, dated as of August 20, 1999,
         among Telescope Acquisition Inc., Curtis Laetz and Linda
         Laetz.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.

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
(2) Incorporated by reference to Exhibit 10.2 to Textron Inc.'s
    Quarterly Report on Form 10-Q for the fiscal quarter ended April
    4, 1998.

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